DSM Press Release

820-3120
2009 JAN 30 A 5:30

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

04E

SUPPL

Heerlen (NL), 15 January 2009

DSM appoints new Corporate Vice President CSHE&M

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces the following management appointment:

Luca Rosetto (1963) at present Business Unit Director Europe / Americas within the Business Group DSM Anti-Infectives, will be appointed Corporate Vice President Safety, Health, Environment and Manufacturing (CSHE&M) with effect from 1 March 2009.

In his new role as Corporate Vice President CSHE&M Luca Rosetto succeeds John Prooi, who will retire with effect from 1 March 2009.

Luca Rosetto will report to J. Zuidam, Deputy Chairman of the DSM Managing Board.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.

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FEB 03 2009
THOMSON REUTERS

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